WDN Resources Ltd

FILE No. 82-2418
Rule 12g3-2 (b)

Grove Energy Limited

RECEIVED
2007 FEB -1 A 8:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: January 31, 2007

07020727

NEWS RELEASE

AWARD OF DIRECTOR STOCK OPTIONS

SUPPL

Grove Energy Limited ("Grove" or "Company") (TSX-V & AIM: GRV), the oil and gas exploration company with assets in Europe and the Mediterranean Margin announces that pursuant to the Company's Stock Option Plan and in accordance with Grove's Stock Option Policy the board of directors has awarded 400,000 share purchase options to Dr. Matt Sutcliffe. These options have an exercise price of $0.76 per share, expire on January 29, 2012 and vest as to one-third upon award, one-third of January 29, 2008 and one-third on January 29, 2009. The option strike price was 108.6% of the January 29, 2007 closing price of the Company's common shares on the TSX Venture Exchange. These options are Dr Sutcliffe's only interest in the share capital of the Company. Dr. Sutcliffe joined the Company's board on January 17, 2007.

Grove's Stock Option Policy may be viewed at www.groveenergy.com. The Company's Stock Option Plan is subject to annual shareholder approval and may be viewed as an appendix to the Company's Information Circular at www.sedar.com.

PROCESSED
FEB 0 2 2007
THOMSON
FINANCIAL

GROVE ENERGY LIMITED

Per "Anthony Hawkshaw"
ANTHONY HAWKSHAW, CFO

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and in other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

Neither the TSX Venture Exchange nor the AIM Market operated by London Stock Exchange plc approves nor disapproves of the information contained herein.

The information contained herein does not constitute an offer of securities for sale in the United States, United Kingdom, Canada, Japan or Australia.

dlw 2/1

FILE No. 82-2418
Rule 12g3-2 (b)

For further information please contact:

Glenn Whiddon, Chairman
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Tel: +1 604 669 2099
Fax: +1 604 943 3716

Rory Murphy
Strand Partners Limited
Tel: +44 (0) 207 409 3494

Dr. Wolfgang Zimmer, President
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Tel: +44 (0) 207 290 8280
Fax: +44 (0) 207 491 0138

Paul Newman
Westwind Partners (UK) Limited
Tel: +44 (0) 207 290 9713

Peter Krens
Mirabaud Securities Limited
Tel: +44 (0) 207 878 3362